[redacted]

09059808

AB 3/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67662

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BCOM Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 Brickell Avenue, Suite 1720
(No. and Street)

Miami (City) Florida (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dennis St. Romain, President (305) 375-0090
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Roth, Jonas, Mittelberg & Hartney, CPA's, P.A.
(Name – *if individual, state last, first, middle name*)

8370 West Flagler Street, Suite 125, (Address) Miami (City) Florida (State) 33144 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
MAR 5 2009
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/24

OATH OR AFFIRMATION

I, Richard Pell, Financial & Operations Principal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BCOM Securities, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public Jessica Viaros

JESSICA VIAROS
MY COMMISSION # DD 449570
EXPIRES: July 11, 2009
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BCOM SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash in Bank	$ 11,681	
Fees Receivable, No Reserve for Doubtful Accounts Required	138,542	
Prepaid Expenses and Other Assets	9,417	
TOTAL ASSETS		$ 159,640

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts Payable and Accrued Expenses	$ 20,000
COMMITMENTS AND CONTINGENCIES	-
MEMBER'S EQUITY	139,640
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 159,640

Subject to Comments in Attached Letter and Notes to Financial Statements.

EXHIBIT "B"

BCOM SECURITIES, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES		
Private Placement Fees	$ 142,500	
Total Revenues		$ 142,500
OPERATING EXPENSES		
Operating Expense Reimbursement	$ 55,914	
Commissions	20,000	
Other Operating Expenses	12,228	
Total Operating Expenses		88,142
NET INCOME		$ 54,358

Subject to Comments in Attached Letter and Notes to Financial Statements.

EXHIBIT "C"

BCOM SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2008

Balance - January 1, 2008	$ 10,368
Capital Contribution From Member	74,914
Net Profit for the Period	54,358
Balance - December 31, 2008	$ 139,640

Subject to Comments in Attached Letter and Notes to Financial Statements.

EXHIBIT "D"

BCOM SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

OPERATING ACTIVITIES		
Net Income	$ 54,358	
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities:		
(Increase) in Fees Receivable	(138,542)	
(Increase) in Prepaid Expenses and Other Assets	(8,416)	
Increase in Accounts Payable and Accrued Expenses	20,000	
NET CASH (USED IN) OPERATING ACTIVITIES		$ (72,600)
FINANCING ACTIVITIES		
Capital Contribution From Member	$ 74,914	
NET CASH PROVIDED BY FINANCING ACTIVITIES		74,914
INCREASE IN CASH		$ 2,314
CASH AT BEGINNING OF YEAR		9,367
CASH AT END OF YEAR		$ 11,681
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Interest Paid		$ -

Subject to Comments in Attached Letter and Notes to Financial Statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies are based on United States generally accepted accounting principles.

Organization and Business - BCOM Securities, LLC (the Company) was organized on May 7, 2007 in the State of Florida, and on December 10, 2007, received approval from the Financial Industry Regulatory Authority (FINRA) to operate as a registered broker dealer. The Company is engaged in the business of acting as a placement agent for real estate investment offerings. The Company does not intend to participate in any market making activities, proprietary trading or other underwriting activities.

The Company is wholly owned by BCOM Investment Adviser, L.L.L.P. (the parent).

Government and Other Regulation - The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents - The Company considers all highly liquid investments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may during the course of operations, maintain cash deposits in excess of federally insured limits.

Income Taxes - No Federal or State income taxes are payable by the Company, and none have been provided for in the accompanying financial statements. The Parent is to include the Company's income on its tax return.

Use of Estimates - The financial statements have been prepared in conformity with United States generally accepted accounting principles and, as such, include amounts based on informed estimates and judgments of management with consideration given to materiality Actual results could differ from those estimates.

Revenue Recognition - The Company recognizes its revenue as services are provided and collection is reasonably assured.

NOTE 2 - NET CAPITAL RULE

As a broker-dealer registered with the Securities and Exchange Commission, the Company must comply with the provisions of the Commission's "Net Capital" rules, which provide that "aggregate indebtedness", as defined, shall not exceed 15 times "Net Capital", as defined, and the "Net Capital", shall not be less than $5,133. At December 31, 2008, the Company's "Net Capital" exceeded its minimum requirement.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

The Company has an expense sharing agreement with affiliated entities at a monthly charge of $ 4,660. These expenses include the reimbursement of salaries and benefits, telecommunications, occupancy and office supplies and equipment. This agreement which commenced January 1, 2008, was renewed on January 1, 2009 for a one year period and will automatically renew annually unless either parties notify the other within a one month period prior to the completion of any one year term to terminate this agreement.

SCHEDULE 1

BCOM SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2008

NET CAPITAL		
Total Member's Equity		$ 139,640
Less (Add): Non-Allowable Assets and Other Deductions (Credits):		
1. Fees Receivable	$ 138,542	
2. Prepaid Expenses and Other Assets	9,417	
3. Commission Payable Offset By Fees Receivable	(20,000)	127,959
Net Capital		$ 11,681
AGGREGATE INDEBTEDNESS		
Items Included in Statement of Financial Condition:		
Commissions Payable Within Twelve Months From Date of Net Net Capital Computation	$ 6,667	
Total Aggregate Indebtedness		$ 6,667
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required (6 2/3 Percent of Total Aggregate Indebtedness)		$ 444
Minimum Net Capital Requirement, Including 1% of Commissions Payable Due More Than Twelve Months From Date of Net Capital Computation		$ 5,133
Excess Net Capital (Net Capital Less Net Capital Required)		$ 6,548
Excess Net Capital at 1,000 Percent (Net Capital Less 10% of Aggregate Indebtedness)		$ 11,014
Percentage of Aggregate Indebtedness to Net Capital		57%

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Non-Applicable

NOTE - There are no significant differences in the computation of adjusted net capital between the unaudited broker-dealer focus report and the audited annual report. There were certain adjustments made to the balance sheet, but these assets were non-allowable in the computation of net capital, and accordingly there is no difference between the unaudited broker-dealer focus report and the audited annual report.

BCOM SECURITIES, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2008

The Company claims an exemption from Rule 15c3-3, specifically under Section (k) (2) (i), the Company is exempt from the computation of reserve requirements and the information relating to the possession or control requirements.

ROTH, JONAS, MITTELBERG
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
JOHN C. HARTNEY, CPA

ROBERT N. PERLESS, CPA
RETIRED

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

To The Member
BCOM Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of BCOM Securities, LLC (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

8370 W. Flagler Street, Suite 125 • Miami, Florida 33144-2078 • 305.554.1560 • 305.553.0115 Fax

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with United States generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with United States generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA and other regulatory agencies that rely on rule 17-a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

Miami, Florida

February 17, 2009

BCOM SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2008

ROTH, JONAS, MITTELBERG
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
JOHN C. HARTNEY, CPA

ROBERT N. PERLESS, CPA
RETIRED

February 17, 2009

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
BCOM Securities, LLC.

We have audited the accompanying statement of financial condition of BCOM Securities, LLC as of December 31, 2008, and the related statement of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BCOM Securities, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with United States generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

8370 W. Flagler Street, Suite 125 • Miami, Florida 33144-2078 • 305.554.1560 • 305.553.0115 Fax